AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Sections 288.2 and
288.4(a), (b) and (c)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C. 20549
PERIODIC REPORT

Pursuant to Sections 288.2 and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), the African Development Bank hereby submits the information described below.

QUARTER ENDED 31 DECEMBER 2018
(the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
ABIDJAN, COTE D'IVOIRE

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

Borrowing transactions

011
Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Net Proceeds in Currency (million)	Dealer
INR 200 million Zero Coupon Notes _Tap 5	Borrowing	01-Oct-18	09-Oct-18	17-May-24	INR 135.14	BNP Paribas
TRY 500 million Zero Coupon Notes	Borrowing	04-Oct-18	11-Oct-18	11-Oct-28	TRY 114.25	JP Morgan
JPY 300 million Callable Capped PRDC " Notes	Borrowing	04-Oct-18	29-Oct-18	29-Oct-48	JPY 300.00	Daiwa Capital Markets
TRY 350 million Zero Coupon Notes	Borrowing	11-Oct-18	18-Oct-18	18-Oct-23	TRY 127.75	JP Morgan
ZAR 20 million Fixed Rate Notes	Borrowing	15-Oct-18	15-Nov-18	16-Nov-21	ZAR 20.00	Societe Generale
TRY 200 million Fixed Rate Notes	Borrowing	15-Oct-18	22-Oct-18	22-Oct-20	TRY 200.00	Merrill Lynch International
TRY 350 million Zero Coupon Notes _Tap1	Borrowing	15-Oct-18	22-Oct-18	11-Oct-28	TRY 81.38	JP Morgan
AUD 25 million Kangaroo Notes _Tap 4	Borrowing	17-Oct-18	24-Oct-18	08-Aug-28	AUD 25.00	ANZ
TRY 250 million Fixed Rate Notes	Borrowing	17-Oct-18	31-Oct-18	31-Oct-19	TRY 250.00	Citigroup Global Market
TRY 250 million Fixed Rate Notes	Borrowing	17-Oct-18	24-Oct-18	24-Apr-20	TRY 250.00	HSBC
TRY 49 million Zero Coupon Notes	Borrowing	18-Oct-18	29-Nov-18	30-Nov-20	TRY 34.01	HSBC
TRY 100 million Fixed Rate Notes _Tap 1	Borrowing	18-Oct-18	22-Oct-18	22-Oct-20	TRY 100.00	Merrill Lynch International
TRY 250 million Discount Fixed Rate Notes	Borrowing	19-Oct-18	02-Nov-18	02-Nov-22	TRY 235.94	JP Morgan
INR 100 million Fixed Rate ''Improve the Quality of Life for the People of Africa" Notes	Borrowing	22-Oct-18	28-Nov-18	29-Nov-21	INR 100.00	Credit Agricole Corporate & Investment Bank
ZAR 18 million Fixed Rate ''Improve the Quality of Life for the People of Africa" Notes	Borrowing	26-Oct-18	04-Dec-18	05-Dec-22	ZAR 18.00	BNP Paribas
AUD 26.28 million Fixed Rate Notes	Borrowing	19-Nov-18	27-Nov-18	27-Nov-23	AUD 26.28	Nomura Inter. Plc
INR 100 million Fixed Rate Notes	Borrowing	20-Nov-18	27-Dec-18	29-Dec-21	INR 100.00	Credit Agricole Corporate & Investment Bank
USD 500 million Green Bond Fixed Rate Notes	Borrowing	27-Nov-18	06-Dec-18	06-Dec-21	USD 500.00	BAML,CACIB,JPM,TD, Wells Fargos
USD 100 million SOFR-Linked Green Floating Rate Notes	Borrowing	27-Nov-18	06-Dec-18	18-Nov-20	USD 100.00	BAML, CACIB, JPM, TD, Wells Fargos
MXN 500 million Zero Coupon Notes _Tap 8	Borrowing	29-Nov-18	06-Dec-18	09-Feb-32	MXN 170.00	JP Morgan
EUR 10 million Fixed Rate Callable Notes	Borrowing	07-Dec-18	20-Dec-18	20-Dec-58	EUR 10.00	Societe Generale
USD 7.94 million Fixed Rate Notes "	Borrowing	12-Dec-18	19-Dec-18	19-Dec-23	USD 7.94	Nomura Inter. Plc
INR 95 million Fixed Rate ''Improve the Quality of Life for the People of Africa" Notes	Borrowing	17-Dec-18	30-Jan-19	31-Jan-22	INR 95.00	Credit Agricole Corporate & Investment Bank

ECP transactions

The Bank did not execute any ECP transaction during the Quarter.

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Matured bonds

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)
USD 1.325 billion Global Bond	25-Sep-13	2-Oct-13	2-Oct-18	USD 1,325.00
USD 500 million Global Green Bond	9-Dec-15	17-Dec-15	17-Dec-18	USD 500.00
GBP 250 million Public Domestic Bond	25-Jan-16	1-Feb-16	13-Dec-18	GBP 250.00
USD 1 billion Global Bond	19-Oct-16	26-Oct-16	02-Nov-18	USD 1,000.00
NGN 5 billion NDF Linked Zero Coupon Notes	09-Nov-16	23-Nov-16	23-Nov-18	NGN 5,000.00

Matured ECP transactions

No ECP transactions matured during the Quarter.

Buyback transactions

The Bank did not execute any buyback during the Quarter.

Callable bonds

The Bank did not call any bond during the Quarter.

2. Attached hereto please find a soft copy of the Bank's quarterly financial statements for the period ending 31 December 2018.

3. With regard to Section 288.2(a)(3) of Regulation AFDB the Bank states that:

No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours Faithfully,

Hassatou Diop N'Sele

Treasurer